SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 03 October 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
EBA Capital Exercise and fulfillment of the EBA December 2011 Recommendation
3 October 2012

Bank of Ireland notes the announcements made today by the European Banking Authority (EBA) and the Central Bank of Ireland regarding the final assessment of the capital exercise and fulfillment of the EBA December 2011 Recommendation which shows the following result for Bank of Ireland:

Bank of Ireland exceeds the required 9% Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 Recommendation.

Bank of Ireland's Core Tier 1 ratio at 30 June 2012, for the purpose of this EBA Capital Exercise, of 13.8% is €3 billion or 4.8% in excess of the 9% Core Tier 1 capital requirement.  For the purpose of this exercise Bank of Ireland's Core Tier 1 ratio was calculated using the methodology set out in the EBA December 2011 Recommendation and reflects the exceptional and temporary capital buffer against sovereign debt exposures based on market prices as at the end of September 2011.

As noted by the Central Bank of Ireland the results show that Bank of Ireland does not require any additional capital.

The EBA Capital Exercise results applicable to Bank of Ireland are available at:

http://www.rns-pdf.londonstockexchange.com/rns/8770N_-2012-10-3.pdf

Or at our website:

www.bankofireland.com/investor

ENDS

For further information, please contact:
Andrew Keating	Group Chief Financial Officer	+353 (0) 76 623 5141
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Ciarán McGrath	Financial Analyst	+353 (0) 76 623 4730

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 03 Ocotober 2012